UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  September 2018

Commission File Number: 000-55607

First Mining Gold Corp.
(Translation of registrant's name into English)

Suite 1800, 925 West Georgia Street, Vancouver, B.C., V6C3L2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

SUBMITTED HEREWITH

Exhibits

99.1	Press Release dated September 20, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

First Mining Gold Corp.
(Registrant)

Date: September 20, 2018	/s/ Samir Patel
Samir Patel
Corporate Counsel and Corporate Secretary